FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	“Syngenta to prepare application for new EU registration for paraquat”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone:	+41 61 323 23 23
Fax:	+41 61 323 24 24
www.syngenta.com

Media release

Syngenta to prepare application for new EU registration for paraquat

Basel, Switzerland, October 9, 2007

Following the European Community Court of First Instance’s (CFI) decision on July 11, 2007, to annul the EU registration in 2003 of the herbicide paraquat, Syngenta announced today that the company, encouraged by the support of several Member States, including the Rapporteur Member State, the United Kingdom, will prepare to re-apply for a new EU registration. Syngenta markets paraquat under the brand name Gramoxone®.

“The CFI decision related to the way in which the re-registration procedure was handled and to the manner in which the Commission interpreted the relevant laws and applied them to its analysis of the data”, said John Atkin, Chief Operating Officer Syngenta Crop Protection. “At no stage did the CFI find that paraquat was an inherently unsafe or dangerous product. Moreover, the Commission’s original decision in 2003 to register paraquat at EU level followed a detailed and comprehensive scientific review.”

Due to major changes in regulatory requirements since the last application was submitted, it is likely to take at least two years before a new application can be made. Syngenta will be responding during this time to any further changes in regulatory conditions or requirements.

In Europe, farmers have benefited from using paraquat because of its unique qualities, which include fast contact action and rapid deactivation in the soil. Paraquat also helps combat soil erosion, by preserving weed roots which bind the soil. It is widely used in minimum tillage agriculture which is more favorable for the absorption of carbon dioxide than traditional cultivation.

Paraquat improves people’s lives in developing countries by enabling farmers and their families to escape the constant requirement for hand weeding, which is a burden for millions of people in subsistence farming and underdeveloped rural communities.

Syngenta has comprehensive data that demonstrate the safety of paraquat for users, consumers and the environment. The company is committed to promoting the safe use of all its products, including paraquat, through extensive stewardship and training. Last year, these programs reached more than 3.4 million farmers worldwide.

Background

Syngenta was not involved in the legal action taken by Sweden against the European Commission and was therefore unable to appeal. The judgment led to an unprecedented legal situation in which the EU registration of paraquat was annulled. Following this annulment, and subsequent advice given by the Commission’s Health and Consumer Affairs Directorate, some Member States suspended or cancelled their national registrations of paraquat products.

Syngenta – October 9, 2007 / Page  of 1 of 2

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2006 were approximately $8.1 billion.  Syngenta employs around 21,000 people in over 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – October 9, 2007 / Page  of 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: October 9, 2007	By:	/s/ Christoph Mäder

		Name:	Christoph Mäder
		Title:	Head Legal & Taxes